Exhibit 99.1

Kenon Holdings Reports Q1 2025 Results and Additional Updates

Singapore, May 28, 2025. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q1 2025 and additional updates.

Q1 and Recent Highlights

Kenon

•	In April 2025, Kenon distributed a cash dividend of approximately $250 million ($4.80 per share).

OPC

•	OPC’s net profit in Q1 2025 was $26 million, as compared to $4 million in Q1 2024. OPC’s Q1 2025 net profit included its share in profit of CPV of $38 million as compared to $20 million in Q1 2024.

•	OPC’s Adjusted EBITDA including proportionate share in associated companies[1] in Q1 2025 was $110 million, as compared to $95 million in Q1 2024.

1 Adjusted EBITDA including proportionate share in associated companies is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated May 28, 2025 for the definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share in associated companies and a reconciliation to profit for the applicable period.

Discussion of Results for the Three Months ended March 31, 2025

Kenon’s consolidated results of operations essentially comprise the consolidated results of OPC Energy Ltd (“OPC”).

See Exhibit 99.2 of Kenon’s Form 6-K dated May 28, 2025 for a summary of Kenon’s consolidated financial information; a summary of OPC’s consolidated financial information; a reconciliation of OPC’s EBITDA and Adjusted EBITDA including proportionate share in associated companies (which is a non-IFRS measure) to profit for the period; a summary of financial information of OPC’s subsidiaries.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, which are denominated in NIS for purposes of OPC’s financial statements, as translated into US dollars for Kenon’s financial statements.

Summary Financial Information of OPC

	For the three months ended March 31,
	2025	2024
	$ millions
Revenue	183	174
Cost of sales (excluding depreciation and amortization)	(139)	(117)
Finance expenses, net	(13)	(17)
Share in profit of associated companies, net	38	20
Profit for the period	26	4
Attributable to:
Equity holders of OPC	19	5
Non-controlling interest	7	(1)

Adjusted EBITDA including proportionate share in associated companies[2]	110	95

For details of OPC’s results please refer to Appendix B.

Revenue

	For the three months ended March 31,
	2025	2024
	$ millions
Israel	146	145
U.S.	37	29
Total	183	174

OPC’s revenue increased by $9 million in Q1 2025 as compared to Q1 2024. Excluding the impact of translating OPC’s revenue from NIS to USD3, OPC’s revenue increased by $6 million in Q1 2025 as compared to Q1 2024. Set forth below is a discussion of significant changes in revenue between Q1 2025 and Q1 2024.

OPC’s revenue from the sale of electricity to private customers is derived from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid by customers under Power Purchase Agreements of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff in Q1 2025 was NIS 0.2939 per KW hour, which is approximately 3% lower than the weighted-average generation component tariff in Q1 2024 of NIS 0.3018 per KW hour.

2 Non-IFRS measure.  See Exhibit 99.2 of Kenon’s Form 6-K dated May 28, 2025 for the definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share in associated companies and a reconciliation to profit for the applicable period.
3 The Q1 2025 and the corresponding comparative figures in Q1 2024 discussed herein were converted using an average exchange rate of $0.277/NIS.

Set forth below is a discussion of changes in the key components in revenue for Q1 2025 as compared to Q1 2024.

•	Revenue from sale of electricity (retail) activities in U.S. – Increased by $23 million in Q1 2025 as compared to Q1 2024 primarily as a result of increase in scope of services; partially offset by

•
Revenue from sale of energy to private customers in Israel – Decreased by $4 million in Q1 2025 as compared to Q1 2024. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenue decreased by $5 million primarily as a result of the lower generation component tariff in Q1 2025; and

•
Revenue from sale of electricity from renewable energy in U.S. – Decreased by $15 million in Q1 2025 as compared to Q1 2024. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenue decreased by $16 million primarily as a result of the deconsolidation of CPV Renewable Power LLC (“CPV Renewable”) and resulting application of equity method of accounting from November 2024.

Cost of Sales (Excluding Depreciation and Amortization)

	For the three months ended March 31,
	2025	2024
	$ millions
Israel	105	101
U.S.	34	16
Total	139	117

OPC’s cost of sales (excluding depreciation and amortization) increased by $22 million from Q1 2024 to 2025. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD4, OPC’s cost of sales (excluding depreciation and amortization) increased by $20 million in Q1 2025 as compared to Q1 2024. Set forth below is a discussion of significant changes in cost of sales between Q1 2025 and Q1 2024.

•
Expenses for natural gas and diesel oil in Israel – Increased by $6 million in Q1 2025 as compared to Q1 2024 primarily as a result of an increase in gas consumption in connection with increased generation activities in Q1 2025 as compared to Q1 2024 due to the Rotem Power Plant undergoing maintenance work in Q1 2024; and

•	Expenses for sale of electricity (retail) in U.S. – Increased by $22 million in Q1 2025 as compared to Q1 2024 primarily as a result of increase in scope of services; partially offset by

•
Expenses for acquisition of energy in Israel – Decreased by $8 million in Q1 2025 as compared to Q1 2024. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD, such costs decreased by $9 million primarily as a result of maintenance work performed on Rotem Power Plant in Q1 2024; and

•
Expenses for sale of electricity from renewable energy in U.S. – Decreased by $4 million in Q1 2025 as compared to Q1 2024 primarily as a result of the deconsolidation of CPV Renewable and resulting application of equity method of accounting from November 2024.

Finance Expenses, net

Finance expenses, net in Q1 2025 were $13 million, as compared to $17 million in Q1 2024, primarily due to the deconsolidation of CPV Renewable and resulting application of the equity method of accounting from November 2024.

Share of Profit of Associated Companies, net

OPC’s share of profit of associated companies, net increased by $18 million in Q1 2025 as compared in Q1 2024, primarily as a result of the deconsolidation of CPV Renewable and resulting application of the equity method of accounting from November 2024.

For further details of the results of associated companies of CPV, refer to OPC’s immediate report published on the Tel Aviv Stock Exchange (“TASE”) on May 21, 2025 and the convenience English translations furnished by Kenon on Form 6-K on May 21, 2025.

Liquidity and Capital Resources

As of March 31, 2025, OPC had unrestricted cash and cash equivalents of $225 million, restricted cash of $17 million (including restricted cash used for debt service), and total outstanding consolidated indebtedness of $1,247 million, consisting of $89 million of short-term indebtedness and $1,158 million of long-term indebtedness. As of March 31, 2025, a substantial portion of OPC’s debt was denominated in NIS.

As of March 31, 2025, OPC’s proportionate share of debt (including accrued interest) of CPV Group LP (“CPV”) associated companies was $1,076 million and its proportionate share of cash and cash equivalents (including restricted cash used for debt service) was $115 million.

4 The Q1 2025 and the corresponding comparative figures in Q1 2024 discussed herein were converted using an average exchange rate of $0.277/NIS.

Business and other Developments

Completion of Acquisition of Additional 20% interest in Shore Power Plant

In April 2025, CPV completed the acquisition of an additional 20% interest in CPV Shore LLC (“CPV Shore”), and now holds approximately 90% of CPV Shore.

Updates on Basin Ranch Project

In Q3 2024, the Basin Ranch natural gas project in Texas (estimated 1.35 GW capacity; 70% held by CPV, 30% by GE Vernova) was selected by the Texas Energy Fund (“TEF”) for due diligence towards receiving a $1 billion subsidized loan (20 year term, 3% fixed interest, with principal repayments starting three years after commercial operation), conditional on construction beginning by the end of 2025.

The project is intended to operate in the Electric Reliability Council of Texas market and plans to hedge 75% of capacity for seven years through gas netback and PPA agreements. CPV is in advanced loan negotiations with TEF and has obtained the necessary permits to commence construction, with total construction costs estimated at $1.8 – $2.0 billion.

Pre-construction activities are underway, including finalizing key agreements (e.g., EPC, grid connection). To address global equipment lead time challenges, CPV intends to sign an agreement with GE Vernova for the procurement of two H-class turbines for the project.

Subject to completion of the relevant processes and agreements, execution of the loan agreement with TEF, as described above, and raising the capital needed for construction of the project, a decision to invest in the project and start of the project’s construction are expected to take place in the second half of 2025. The project is also subject to signing detailed agreements, receipt of the TEF loan and raising necessary capital and the other conditions necessary for purposes execution or construction of the project, which have not yet been fulfilled. OPC and CPV are examining various alternatives for raising the capital required for construction of the project.

Results of PJM auctions

In April 2025, the Federal Energy Regulatory Commission (FERC) approved PJM Interconnection (“PJM”) minimum and maximum ceiling (collar) prices of $329 for MW/day and $177 for MW/day, respectively, for the two auctions to be held during the period from June 1, 2026 through May 31, 2028.

Additional Kenon Updates

Kenon’s (stand-alone) Liquidity and Capital Resources

As of March 31, 2025, Kenon’s stand-alone cash was $891 million. As of May 28, 2025, Kenon’s stand-alone cash was approximately $640 million. There is no material debt at the Kenon level.

Kenon’s stand-alone cash includes cash and cash equivalents and other treasury management instruments.

Interim Dividend for the Year Ending December 31, 2025

In April 2025, Kenon distributed an interim cash dividend of approximately $250 million ($4.80 per share) relating to the year ending December 31, 2025.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include statements relating to the PJM auctions, the Basin Ranch project, including the expected costs and attributes of the project, the TEF loan, agreements for and in connection with the project, the conditions for development of the project, expected timing for a decision to invest and start of construction of the project and OPC and CPV examining possibilities for raising required capital and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to PJM auction results and risks relating to the Basin Ranch project including risks relating to OPC's and CPV's ability to obtain financing for the project and the terms of any such financing, risks relating to the TEF loan, risks relating to meeting conditions for the project, the ultimate cost and timing to complete the project if it is pursued, risks relating to contracts, conditions and milestones for the project and the risk that the project does not proceed at all and other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Deepa Joseph Chief Financial Officer deepaj@kenon-holdings.com